Issuer Free-Writing Prospectus

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus

dated November 30, 2006 filed

pursuant to Rule 424(a)

Registration No. 333-137513

December 12, 2006

Common Stock

This Free-Writing Prospectus is being filed to provide you with the following information in connection with our proposed initial public offering of shares of common stock.

The following information updates and supplements the information set forth in the Preliminary Prospectus dated November 30, 2006 as follows:

OZ Master Fund, Ltd. has indicated its interest in purchasing, either directly or through one or more affiliates, between 400,000 and 1,250,000 shares of our common stock, or approximately 3.6% to 11.4% of the shares of common stock being offered by this prospectus, in this offering. We have asked the underwriters to reserve at the initial public offering price a sufficient number of shares (up to a maximum of 1,250,000 shares, subject in any event to a minimum of 400,000 shares) to cover the purchase by OZ Master Fund and its affiliates. If purchased, such shares will be subject to a 180-day lock-up restriction (subject to the 18-day extension described above) and other resale restrictions described in “Shares Eligible For Future Sale.” Any purchase by OZ Master Fund (either directly or through its affiliates) will increase its beneficial ownership in our common stock after the offering and decrease the number of shares available for sale to the general public. If such shares are not purchased by OZ Master Fund and its affiliates, they will be offered by the underwriters to the general public on the same basis as the other common stock in this offering.

If OZ Master Fund and its affiliates purchase 400,000 shares or 1,250,000 shares in this offering, its beneficial ownership would be 5,154,143 shares, or 15.3%, or 6,004,143 shares, or 17.9%, respectively, after the offering.

The reservation of these shares will be in addition to the 550,000 shares reserved for our directed share program.

The revised table reflects the OZ Master Fund potential purchase described above and the addition of the director nominees.

	Number of Shares Beneficially Owned		Percent of Shares Beneficially Owned
Name and Address	Before Offering	After Offering	Before Offering	After Offering
5% Stockholders:
Capital Z Partners, Ltd. (1)	5,704,972	5,704,972	25.2%	17.0%
Corsair II Capital (2)	4,392,828	4,392,828	19.4%	13.1%
J.P. Morgan Capital, L.P. (2)	1,312,144	1,312,144	5.8%	3.9%
OZ Master Fund, Ltd. (3)	4,754,143	4,754,143	21.0%	14.1%
The Northwestern Mutual Life Insurance Company (4)	2,614,779	2,614,779	11.6%	7.8%
Named Executive Officers, Directors and Director Nominees:
Timothy J. Conway(5)(6)	885,630	885,630	3.9%	2.6%
Peter A. Schmidt-Fellner(6)(7)	605,438	605,438	2.7%	1.8%
John K. Bray(6)(8)	64,307	64,307	*	*
Phillip R. Burnaman II (6)(9)	435,046	435,046	1.9%	1.3%
David R. Dobies (10)	131,792	131,792	*	*
Timothy C. Shoyer (11)	139,285	139,285	*	*
T. Kimball Brooker, Jr. (2)	5,709,972	5,709,972	25.2%	17.0%
Mark K. Gormley(12)	89,320	89,320	*	*
Mani A. Sadeghi(13)	71,658	71,658	*	*
Bradley E. Cooper(1)	5,709,972	5,709,972	25.2%	17.0%
Frank R. Noonan	5,000	5,000	*	*
Maureen P. O’Hara	5,000	5,000	*	*
Joseph W. Saunders	5,000	5,000	*	*
Richard E. Thornburgh(14)	5,709,972	5,709,972	25.2%	17.0%
All board of director members, director nominees and named executive officers as a group (14 persons)(15)	13,862,420	13,862,420	57.2%	39.3%

*	Represents less than 1%.
(1)	Capital Z Partners, Ltd. is the ultimate general partner of and may be deemed beneficial owner of 5,504,798 shares of common stock and warrants to purchase up to 200,175 shares of common stock held directly by Capital Z Financial Services Fund II, LP and Capital Z Financial Services Private Fund II, L.P. Robert Spass and Bradley E. Cooper are shareholders of Capital Z Partners, Ltd. and may be deemed to be beneficial owners of the shares held by Capital Z Financial Services Fund II, LP and Capital Z Financial Services Private Fund II, L.P. Messrs. Spass and Cooper disclaim any such beneficial ownership except to the extent of their pecuniary interest therein. The address of Capital Z Partners, Ltd. is 230 Park Avenue South, 11th Floor, New York, NY 10003.

(2)	J.P. Morgan Corsair II Capital Partners, L.P. (or Corsair II Capital) beneficially owns 4,238,694 shares of common stock and warrants to purchase up to 154,134 shares of common stock. The entity that has been appointed as adviser to Corsair II Capital also has voting and investment power over the 1,266,103 shares of common stock and warrants to purchase up to 46,040 shares of common stock identified in the chart as beneficially owned by J.P. Morgan Capital L.P. Because T. Kimball Brooker, Jr., one of our directors, indirectly participates in and is an officer of the entity that has been appointed as adviser to Corsair II Capital, with voting and investment power over all the shares of common stock and warrants identified in the chart as beneficially owned by Corsair II Capital and J.P. Morgan Capital, L.P., Mr. Brooker may be deemed to share voting and dispositive power over those shares of common stock and warrants. Mr. Brooker disclaims any beneficial ownership of our shares and warrants owned by Corsair II Capital or J.P. Morgan Capital, L.P., except to the extent of his pecuniary interest in fees based on the investment performance of the shares and warrants. The address of J.P Morgan Capital, L.P. is 270 Park Avenue, 9th Floor, New York, NY 10017. The address of Corsair II Capital is 717 Fifth Avenue, New York, NY 10022.

(3)	Includes 4,587,331 shares of common stock and a warrant to purchase an additional 166,812 shares of common stock. Daniel S. Och, Senior Managing Member of OZ Management, L.L.C., the Investment Manager to OZ Master Fund, Ltd., may be deemed to have voting and/or investment control of the securities held by OZ Master Fund, Ltd. Mr. Och disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of OZ Master Fund, Ltd. is 9 West 57th Street, 39th Floor, New York, NY 10019. Does not include any shares of common stock that OZ Master Fund, Ltd. and its affiliates purchase in this offering. OZ Master Fund, Ltd. has indicated its interest in purchasing, either directly or through one or more affiliates, between 400,000 and 1,250,000 shares of common stock in this offering. We have asked the underwriters to reserve at the initial public offering price a sufficient number of shares (up to a maximum of 1,250,000 shares and subject, in any event, to a minimum of 400,000 shares) to cover such purchase. If OZ Master Fund and its affiliates purchase 400,000 shares or 1,250,000 shares in this offering, its beneficial ownership would be 5,154,143 shares, or 15.3%, or 6,004,143 shares, or 17.9%, respectively, after the offering. See “Underwriting.”

(4)	Includes 2,523,032 shares of common stock and a warrant to purchase an additional 91,747 shares of common stock. Northwestern Investment Management Company, LLC (or NMIC), the investment advisor and manager to The Northwestern Mutual Life Insurance Company, may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Mark E. Kishler, a portfolio manager for NMIC, also may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Mr. Kishler disclaims any such beneficial ownership except to the extent of any pecuniary interest therein. The address of The Northwestern Mutual Life Insurance Company is 720 East Wisconsin Ave., Milwaukee, WI 53202.

(5)    Includes 21,794 shares of common stock issuable upon the exercise of a warrant and 458,388 shares of common stock issuable upon the exercise of options.

(6)	Officer may make transfers prior to this offering for estate planning purposes.

(7)	Includes 13,000 shares of common stock issuable upon the exercise of a warrant and 321,676 shares of common stock issuable upon the exercise of options.

(8)	Includes 40,209 shares of common stock issuable upon the exercise of options.

(9)	Includes 10,706 shares of common stock issuable upon the exercise of a warrant and 225,173 shares of common stock issuable upon the exercise of options.

(10)	Includes 4,129 shares of common stock issuable upon the exercise of a warrant and 64,335 shares of common stock issuable upon the exercise of options.

(11)	Includes 5,200 shares of common stock issuable upon the exercise of a warrant and 64,335 shares of common stock issuable upon the exercise of options.

(12)	Includes 84,320 shares of common stock issuable upon the exercise of a warrant.

(13)	Includes 71,658 shares of common stock issuable upon the exercise of a warrant.

(14)	J.P. Morgan Corsair II Capital Partners, L.P. (or Corsair II Capital) beneficially owns 4,238,694 shares of common stock and warrants to purchase up to 154,134 shares of common stock. The entity that has been appointed as adviser to Corsair II Capital also has voting and investment power over the 1,266,103 shares of common stock and warrants to purchase up to 46,040 shares of common stock identified in the chart as beneficially owned by J.P. Morgan Capital L.P. Because Richard E. Thornburgh, one of our director nominees, indirectly participates in and is a member and officer of the parent of the entity that has been appointed as adviser to Corsair II Capital, with voting and investment power over all the shares of common stock and warrants identified in the chart as beneficially owned by Corsair II Capital and J.P. Morgan Capital, L.P., Mr. Thornburgh may be deemed to share voting and dispositive power over those shares of common stock and warrants. Mr. Thornburgh disclaims any beneficial ownership of our shares and warrants owned by Corsair II Capital or J.P. Morgan Capital, L.P., except to the extent of his pecuniary interest in fees based on the investment performance of the shares and warrants.

(15)	Includes 611,157 shares of common stock issuable upon the exercise of warrants and 1,174,117 shares of common stock issuable upon the exercise of options.

This Free-Writing Prospectus should be read together with the Preliminary Prospectus dated November 30, 2006 and filed pursuant to Rule 424(a) and our current registration statement on file with the Securities and Exchange Commission (the “SEC”). To review a filed copy of our current registration statement, please click to the following link: http://www.sec.gov/Archives/edgar/data/1373561/000119312506250617/ds1a.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.

In addition, a copy of the prospectus may be obtained from Morgan Stanley & Co. Incorporated, Attn: Prospectus Delivery Department at 1585 Broadway, New York, NY 10036-8200, by telephone at (212) 761-6775, or by email at prospectus@morganstanley.com; from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004-2408, fax: (212) 902-9316, or by email at prospectus-ny@ny.email.gs.com; from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, phone: 800-831-9146, or by email at batprospectusdept@citigroup.com; or from Wachovia Capital Markets, LLC, 375 Park Avenue, New York, NY 10152-4077, Attn: Equity Syndicate, or equity.syndicate@wachovia.com.